UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33508

EDGIO, INC.

(Exact name of registrant as specified in its charter)

11811 North Tatum Blvd., Suite 3031

Phoenix, AZ 85028

(602) 850-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 253

EXPLANATORY NOTE

Edgio, Inc. (the “Company”) has filed this Form 15 to notify the Securities and Exchange Commission (the “SEC”) of the suspension of the Company’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

At the beginning of the Company’s 2024 fiscal year, the Company had approximately 292 total holders of record of its Common Stock, par value $0.001 per share, as determined pursuant to Rule 12g5-1 under the Exchange Act, and no holders of any other class of securities registered under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Section 15(d)(1) of the Exchange Act, because the Company had less than 300 holders of record of each class of securities to which Securities Act registration statements relate at the beginning of the 2024 fiscal year, the Company’s Section 15(d) reporting obligation is automatically suspended for fiscal year 2023. Accordingly, this Form 15 serves as a notification to the SEC, as required pursuant to Rule 15d-6 under the Exchange Act, that the Company’s duty to file reports pursuant to Section 15(d)(1) of the Exchange Act for fiscal year 2024 is suspended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EDGIO, INC.
Date: October 25, 2024	By:	/s/ Todd Hinders
Name: Todd Hinders
Title: Chief Executive Officer

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